EXHIBIT 99.1

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUTE INSIDE INFORMATION AS STIPULATED UNDER THE EU MARKET ABUSE REGULATION (596/2014). UPON THE PUBLICATION OF THE ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN

Silence Therapeutics Appoints Mark Rothera as President and Chief Executive Officer

Experienced biotech executive to lead the next phase of growth

14 September 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces the appointment of Mark Rothera as President and Chief Executive Officer (CEO) and Board member, effective immediately. Iain Ross, who has been Executive Chairman since December 2019, has today assumed his previous position of Non-Executive Chairman.

Mr. Rothera brings more than 30 years of experience in the biopharmaceutical industry, with a strong record of commercial and operational leadership, including driving the successful build of multiple biotech companies, predominantly in the field of rare or specialty diseases. Prior to joining Silence, Mr. Rothera served as CEO of Orchard Therapeutics (Orchard), where he oversaw its transformation from a small U.K.-based, privately held company with two clinical-stage programmes into a leading gene therapy company with seven clinical-stage programmes and fully integrated capabilities. Under his leadership, Orchard completed an initial public offering of American Depositary Shares on the Nasdaq Global Market and during his tenure that company secured more than $600 million in financing and grew from a market capitalization of $250 million to more than $1.7 billion at its peak.

Prior to Orchard, Mr. Rothera served as Chief Commercial Officer of PTC Therapeutics (PTC), where he helped transition that company from a privately held R&D biotechnology company to a publicly traded, commercial-stage company with a global footprint, including the successful launch of two rare disease therapies. He also previously served as Global President of Aegerion Pharmaceuticals Inc. and Vice President and General Manager of commercial operations at Shire Human Genetic Therapies for Europe, Middle East and Africa. Mr. Rothera received an M.A. in Natural Sciences from Cambridge University and an M.B.A. from the European Institute for Business Administration (INSEAD).

Based out of Silence’s New York City office, Mr. Rothera will lead the continued global expansion of the Company. His appointment follows the completion of Silence’s Nasdaq listing on 8 September 2020 and aligns with the strategy of increasing the Company’s presence in the United States.

Iain Ross, Chairman of Silence Therapeutics plc, said: "On behalf of the Silence Board and the entire Silence team, I welcome Mark to the Company. Following a thorough search, Mark’s appointment reflects his proven leadership skills and strong track record in growing successful biotechnology companies and building shareholder value. I believe he will now provide the leadership necessary to grow Silence into a leading international biotechnology company built upon our innovative siRNA technology platform, proprietary product pipeline and validating industry partnerships.

“On a personal note, and on behalf of the Board, I would like to thank the management team and staff at Silence for their support, hard work and tremendous resilience during the current COVID-19 pandemic and over the past nine months whilst I have been Executive Chairman.  The Company has made great strides during this period, and is now in a strong position, both operationally and financially, and ready for Mark to take the helm.”

Mark Rothera, President and CEO of Silence Therapeutics plc, added: “It is an honour to take the role of leading Silence at this time in the Company’s history. I believe the Company is poised to capitalise on its important siRNA technology platform, pipeline and research capabilities built over 18 years, and position itself as a leader in the RNAi field. The Company has made great strides under Iain’s leadership and I look forward to working with the Board, the management team and Silence employees to build upon this momentum.”

Director disclosures

The following information is being disclosed pursuant to Rule 17 and paragraph (g) of Schedule 2 of the AIM Rules for Companies.

Mark Rothera

Full name and age: Mark Andrew Rothera (aged 58)

Current Directorships or Partnerships:

Genpharm

Previous Directorships or Partnerships in the last 5 years:

Orchard Therapeutics plc

PTC Therapeutics International Limited

Alliance for Regenerative Medicine

No further information in connection with his appointment is required to be disclosed under Schedule Two, paragraph (g) of the AIM Rules for Companies.

Enquiries:

Silence Therapeutics plc Iain Ross, Chairman Dr Rob Quinn, Chief Financial Officer	Tel: +44 (0)20 3457 6900
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500 in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

The person who arranged for the release of this announcement on behalf of the Company was Rob Quinn, Chief Financial Officer.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.